SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

TABLE OF CONTENTS

Invitation

Notice of Meeting

Subjects to be deliberated in the EGM

1.       Election of a member of the Board of Directors representing minority shareholders, individuals and legal entities of private law, pursuant to item III, article 17, of the bylaws of the company subject to the indication of the minority shareholders; and

2.       Extension of the concession contracts n°s 062/2001 - ANEEL e 004/2004 - ANEEL (Eletrobras Furnas); n°s 058/2001 - ANEEL e 02/2012 - ANEEL (Eletrobras Eletronorte); n°s 061/2001 - ANEEL e 006/2004 - ANEEL (Eletrobras Chesf); e n° 057/2001 - ANEEL (Eletrobras Eletrosul), pursuant to provisional measure no. 579, dated 09.11.2012, Decree No. 7,805, dated 09.14.2012, of Ordinances Nos 578/MME, dated 10.31.2012, Decree MME No. 579, dated 10.31.2012 and Interministerial Decree No. 580/mem/MF, 11.01.2012

INVITATION

Date: December, 3rd 2012

Time: 9:00 a.m.

Venue: Company’s Headquarters, Setor Comercial Norte [Northern Business Sector], Quadra 04, Bloco “B”, No. 100, Room 203 of Edifício Centro Empresarial VARIG – Brasília – DF

Subjects:

Extraordinary General Meeting

1.       Election of a member of the Board of Directors representing minority shareholders, individuals and legal entities of private law, pursuant to item III, article 17, of the bylaws of the company  subject to the indication of the minority shareholders; and

2.       Extension of the concession contracts n°s 062/2001 - ANEEL e 004/2004 - ANEEL (Eletrobras Furnas); n°s 058/2001 - ANEEL e 02/2012 - ANEEL (Eletrobras Eletronorte); n°s 061/2001 - ANEEL e 006/2004 - ANEEL (Eletrobras Chesf); e n° 057/2001 - ANEEL (Eletrobras Eletrosul), pursuant to provisional measure no. 579, dated 09.11.2012, Decree No. 7,805, dated 09.14.2012, of Ordinances Nos 578/MME, dated 10.31.2012, Decree MME No. 579, dated 10.31.2012 and Interministerial Decree No. 580/mem/MF, 11.01.2012.

Notice of Meeting

MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

 (Publicly-held company)

Brazilian Registry of Legal Entities (CNPJ/MF) No. 00001180/0001-26

NOTICE OF MEETING

160th Extraordinary General Meeting

The shareholders of Centrais Elétricas Brasileiras S.A - Eletrobras – are hereby invited to attend the meeting to be held at the Company’s Headquarters, in Brasília, Setor Comercial Norte, Quadra 04, Bloco “B”, No. 100, Sala 203 of Edifício Centro Empresarial VARIG – Brasília – DF, on December 3rd, 2012, at 9:00 a.m., in order to deliberate on the following Agenda:

1.     Election of one member of the Board of Directors representing minority shareholders, individuals and legal entities of private law, according to item III, article 17, of the bylaws of the company subject to the indication of the minority shareholders; and

2.     Extension of the concession contracts n°s 062/2001 - ANEEL e 004/2004 - ANEEL (Eletrobras Furnas); n°s 058/2001 - ANEEL e 02/2012 - ANEEL (Eletrobras Eletronorte); n°s 061/2001 - ANEEL e 006/2004 - ANEEL (Eletrobras Chesf); e n° 057/2001 - ANEEL (Eletrobras Eletrosul), pursuant to provisional measure no. 579, dated 09.11.2012, Decree No. 7,805, dated 09.14.2012, of Ordinances Nos 578/MME, dated 10.31.2012, Decree MME No. 579, dated 10.31.2012 and Interministerial Decree No. 580/mem/MF, 11.01.2012.

In order to attend this Meeting (5th Art., caput, of CVM Instruction No. 481, of 12.17.2009), the shareholder or his/her legal representative must submit the following documents:

•         Photo Identification Card;

•         Certified copy of the updated By-laws, if a corporation;

•         Original document or certified copy of proxy granted by the shareholder; and

•       Original document of the share status statement provided by the depository institution or custodian, with the identification of his/her condition as shareholder.

Documents mentioned above must be submitted by November 30th, 2012, to the Departamento de Administração do Capital Social – DFS, Divisão de Gestão dos Direitos dos Acionistas - DFSA, at Avenida Presidente Vargas, No. 409 – 9th floor, in the City of Rio de Janeiro, RJ, from 8:00 a.m. to 12:00 noon and from 2:00 p.m. to 5:00 p.m.

All documents related to the subjects to be deliberated in the Extraordinary General Meeting, under the terms of Art. 135, 3rd paragraph of Act No. 6.404/76 and Art. 11 of CVM Instruction No. 481, edited on 12.17.2009, are available at the Departamento de Administração do Capital Social – DFS, Divisão de Gestão dos Direitos dos Acionistas - DFSA, at Avenida Presidente Vargas, No. 409 – 9th floor, in the City of Rio de Janeiro, RJ and in the web pages of the Company (htpp://www.eletrobras.com.br/ri) and at the Brazilian Securities and Exchange Commission – CVM (htpp://www.cvm.gov.br).

Rio de Janeiro, November 13, 2012.

MÁRCIO PEREIRA ZIMMERMANN

Chairman of the Board of Directors

EXTRAORDINARY GENERAL MEETING

INFORMATION TO SHAREHOLDERS

Dear Shareholders,

The following explanations are given by Company Management on the subjects object of deliberation at EGM:

1.      Election of one member of the Board of Directors representing minority shareholders, individuals and legal entities of private law, according to item III, article 17, of the bylaws of the company subject to the indication of the minority shareholders

This item is due to the resignation of the current administration Advisor representative of minority shareholders, Mr. José Luiz Alquéres.

2.     Renewal of concessions for generation and transmission covered by provisional measure 579/2012, dated 09.11.2012, Decree No. 7805, dated 09.14.2012, Ordinances Number 578/579/MME, MME dated 10.31.2012, and Interministerial Order No. 580/MME/MF, 11.01.2012.

The Ministry of Mines and Energy and the Ministry of Finance State in the use of the powers given to  by art. 87, sole paragraph, items II and IV, of the Federal Constitution, taking into account the provisions of provisional measure no. 579, 09.11.2012, and Decree No. 7805, 09.14.2012, disclosed the following:

a)      Ordinance Number 578/MME, which defines the initial tariffs, object of art. 13 of provisional measure 579, 2012;

b)      Ordinance Number 579/MME, which defines the Allowed Annual Revenue - initial RAPs, object of art. 13 of provisional measure 579, 2012; and

c)      Inter-ministerial Ordinance Number. 580/MME/MF, which sets the values of the indemnities, referenced to June 2012 prices, for hydropower plants stated in art. 1 of provisional measure n. 579 of 09.11.2012, subject to the provisions of art. 9 of Decree No. 7,805, 09.14.2012; and the values of the indemnities, referenced at October 2012 prices, of the transmission assets stated in art. 6 of the aforesaid provisional measure, subject to the provisions of art. 9 of Decree No. 7,805/2012.

Given the above, in relation to the items on the agenda of the Extraordinary General Meeting:

1.     Election of one member of the Board of Directors representing minority shareholders, individuals and legal entities of private law, according to item III, article 17, of the bylaws of the company;

2.      Extension of the concession contracts n°s 062/2001 - ANEEL e 004/2004 - ANEEL (Eletrobras Furnas); n°s 058/2001 - ANEEL e 02/2012 - ANEEL (Eletrobras Eletronorte); n°s 061/2001 - ANEEL e 006/2004 - ANEEL (Eletrobras Chesf); e n° 057/2001 - ANEEL (Eletrobras Eletrosul), pursuant to provisional measure no. 579, dated 09.11.2012, Decree No. 7,805, dated 09.14.2012, of Ordinances Nos 578/MME, dated 10.31.2012, Decree MME No. 579, dated 10.31.2012 and Interministerial Decree No. 580/MME/MF, dated 11.01.2012.

Eletrobras submits to the deliberation of its shareholders the election of a new member of the Board of Directors representative of minority shareholders and the extension or maintenance of concession contracts related above.

Annexos:

I. Technical Note

II. Ordinance nº 578, dated 10.31.2012;

III. Ordinance nº 579, dated 10.31.2012;

IV. Order of the Ministry of Mines and Energy: deferred Application for extension of the term of the concessions of Hydroelectrics power plants – Provisional Measure 579/2012 and 7,805/2012 Decree;

V. Order of the Ministry of Mines and E nergy: deferred Application for extension of the term of the concessions of transmission – Provisional Measure 579/2012 e 7.805/2012 Decree;

VI. Interministerial Ordinance nº 580/MME/MF, dated 11.01.2012.

VII. ANEEL Technical Notes referred to the subject: nºs 383/2012,  385/2012, 388/2012 e 396/2012 may be obtained in the following website:

http://www.aneel.gov.br/arquivos/HTML/renovação_das_concessões.htm

VIII. Eletrobrás and subsidiary technical notes, drafts of concession contract ammendments and other related documents are available in the following Eletrobras lilnk:

http://www.eletrobras.com/elb/data/Pages/LUMISD421376FENIE.htm#Administration

IX. Eletrobrás and subsidiary CHESF technical notes, drafts of concession contract ammendments and other related documents are available in the following Eletrobras lilnk:

http://www.chesf.gov.br/portal/page/portal/chesf_portal/paginas/investidores/investidores_atas_reuniao_conselho/conteiner_atas_reuniao_conselho

Technical Note

Subject: Extension of Concession Agreements of the Eletrobras System affected by Provisional Measure 579

Prepared by:

DEE – Executive Board of Eletrobras

SUMARY
I - INTRODUCTION	3
II - INDEMNITY VALUE	7
III – NEW REVENUE VALUE	8
IV – ANALYSIS OF OPTIONS	9
V – AMENDMENT TO THE CONCESSION AGRREMENT	11
VI –PLAN FOR THE IMPLEMENTATION OF INDEMNITY	12
VII - CONCLUSION	13

I INTRODUCTION

Provisional Measure 579,  of  September 11, 2012 (MP579/2012), regulates generation, transmission and distribution of electricity concessions, the reduction of sector charges, lower tariffs, and  other measures.

Decree No. 7,805  of September 14, 2012, regulates  MP579/2012, which regulates generation, transmission and distribution of electricity concessions, the reduction of sector charges, the lower tariffs, and other measures.

The  National Electric Energy Agency  -  ANEEL, to  comply with the terms of the Decree No. 7805  established  and  announced  the major milestones for implementing the provisions of MP579/2012, listed below.

_______________________________________________________________

- 15/10/12: Manifestation of interest for the renewal of concession contracts by companies
-  01/11/12: Approval  of the minutes of  Amendments a to the Concession agreements of Generation and Transmission  (ANEEL /  MME).
-  01/11/12: Publication  of generation tariff and revenue of transmission
-  01/11/12: Notice  of generation and transmission  companies for signing of Amendments  to Concession Contracts
-  04/12/12: Deadline  for  signing of the   Contract Amendments of Generation and Transmission
-  11/12/12: Approval  of the values of the tariff relating to the use of  the Transmission Systems - TUST  (ANEEL)
-  19/12/12: Provisional  Resolution homologation  of  energy quotas for  the distribution companies (ANEEL)
-  01/01/13: Beginning of the  validity  of the new Allowed Annual Revenue  (RAP) of    Transmission, TUST  and  Supply Tariff
-  20/01/13: Final  Homologation  Resolution of the energy quotas for  distribution companies (ANEEL)
-  05/02/13: Extraordinary  Review of  distribution for  the perception of the tariffs  by consumers (ANEEL)

__________________________________________________________________________________________________________________

The Eletrobras Companies  fulfilling the requirement of the event scheduled for October 15, 2012, sent letters  to ANEEL expressing  interest in the extension  of the concession agreements for generation, transmission and distribution affected by MP579/2012. The  requested documents were annexed and filed with ANEEL by the Eletrobras companies.

On  November 1, 2012, through an extra edition of the Official Gazette and following the events planned by ANEEL, the  Ministry  of Mines and Energy (MME) released the Ordinances  and  Orders  below.
____________________________________________

- Ordinance No. 578 of October 31, 2012 defines the initial tariffs for hydropower plants included in MP579/2012, based on the value of the cost of Management of the Generation Asset (GAG). The regulatory costs of operating, maintenance, administration among others, with values referenced to the base date of October 2012 are included in the tariffs;
- Ordinance No. 579, of October 31, 2012: defines the allowed Annual Revenue (RAP) for the concessions of energy transmission mentioned  in the art. 6 of MP579/2012. Clarifies that the values of the RAP included the charge of Research and Development Inspection Fee for Electric Energy Services, with values calculated considering as the base date October 2012;
- Interministerial Ordinance No. 580 of November 1, 2012, also signed by the Ministry of Finance, sets the values of the following claims: i) indemnity  for hydropower plants regarding  art. 1 of MP579/2012, with prices referenced  to June 2012, ii) indemnity for  facilities relating to the concessions of energy transmission, with prices referenced to October 2012. It was established in the form and  the adjustment the payment and it  was made available to the concessionaries the option of receiving the indemnity  in cash or in installments. In the case of installments, the possibility of return of the principal capital by the rate of 5.59% per annum from the first day of signing the amendment to the concession contract. It was stated in the Ordinance that the values calculated for indemnity of Generation were made by the Energy Research Company – EPE by  the methodology of the New Replacement Value (NRV). Furthermore it was stated that the values of compensation of transmission facilities were determined by ANEEL, also adopting the methodology of NRV;
- Order of the Minister: Deferred Application for Extension of the Time of Concessions of Transmission MP579/2012 and Decree

7.805/2012. Releases by concessionaire and the concession contract by the new deadline of the end of the concession, and
- Order of the Minister: Deferred Application for Extension of term of hydroelectric concessions MP 579/2012 and Decree 7.805/2012.
Releases by the concessionaire, concession contract by the new deadline of the end of the concession.
__________________________________________________________________________________________________________________

On November 6, 2012, the Ministry of Mines and Energy disclosed technical notes which supported the development of the values of the indemnity of generation and transmission, the tarriff of generation and transmission revenue values.
 _______________________________________________________________

- Technical Note 383/2012-SRE/SRG/ANEEL of October 24, 2012; contribution to the process of fixing the initial transmission revenue; - Technical Note 385/2012-SER/SRG/ANEEL of October 24, 2012; contribution to the process of calculating the initial tariff of hydroelectric plants; - Technical Note 388/2012/SER/ANEEL of October 25, 2012; Contribution to calculating the indemnity of hydroelectric plants; - Technical Note 396/2012/SER/ANEEL of October 25, 2012; Contribution to calculating the indemnity of the transmission concessions; - Technical Note DEA/DEE-01/21 issued by the EPE in October 2012; Establishes conditions for the proposed remuneration of operations and maintenance (O M) of generation and transmission of electric energy and,

- Methodology for calculation of the NVR of the Enterprises of Generation. Methodology, criteria and Basic Assumptions of November 6, 2012, released by EPE.
______________________________________________________________________________________________________________

It was elaborated A Legal Opinion providing analysis of the terms and conditions of the new concession was made. It is a joint vision of the legal areas of the subsidiaries and the parent company.

Based on provided documents and guidance of the administrators, the Eletrobras Companies began to prepare studies and assessments involving the impacts of the MP579/2012.

This Technical Note includes information to assist the Executive Board and Board of Directors of Eletrobras on the consolidated proposal of the extension of concessions for generation and transmission of electric energy, produced by the Eletrobras companies Furnas, Eletrobras Chesf, Eletrobras Eletronorte and Eletrobras Eletrosul.

The proposals involving concessions of the other Eletrobras companies will be submitted later, according to the timetable of approval set by ANEEL. These refer to the concessions of the thermal generation assets and the concessions and permits of the isolated system and the distribution companies.

The Tables 1 and 2 below detail all the generation and transmission assets, relating to the position at December 31, 2012, of the Eletrobras Companies.

Table 1 - Installed Capacity - As at 31/12/2011 (MW)
Companies	HEU+SHE	TEU	UTN	(Wind+Sun)	Total	%
Full	26.419	4.524	1.990	0	32.933	28,1
Participation
CGTEE		840			840
Chesf	10.268	347			10.615
Eletronorte	8.695	480			9,175
Eletronuclear			1.990		1.990
Furnas	7.175	962			8.137
Amazonas
Energia	278	1.895			2.173
Distribuição	3				3
Rondônia
Partnership	766	0	0	0	766	0,6
Furnas	766				766
Eletrobras	817	11	0	94	922	0,8
(SPC)*
Itaipu
Binacional	7.000	0	0	0	7.000	6,0
(50%)**
Total
Eletrobras	35.002	4.535	1.990	94	41.621	35,5
Outher	47.456	26.709	0	1.332	75.497	64,5
Brasil	82.458	31.224	1.990	1.426	117.118	100,0

Table 2 - Lines with voltage greater than 230 kV

Eletrobras	Position on 31/12/2011
Companies	(km)*
Chesf	19.155
Furnas	17.476
Eletronorte	10.110
Eletrosul	9.073
Amazonas Energia	365
Total	56.179

*Considering partnerships.

Table 3 below summarizes the generation assets (hydropower plants in MW) and transmission (transmission in Km) affected by MP579/2012 and unaffected by the companies listed.

Table 3 - Assets of G and T affected and unaffected by MP579 maturing in 2015 and 2017

	Generation – MW			Transmission – KM
Companies	Affected	No	Total	Affected	No	Total
		Affected			Affected
Chesf	9.213	1.403	10.616	18.181	2.382	20.563
Furnas	4.617	4.913	9.530	20.746	1.148	21.894
Eletronorte	78	8.695	8.773	9.155	192	9.347
Eletrosul		426	426	9.409	1.171	10.580
Total	13.908	15.437	29.345	57.491	4.893	62.384
Percent	47,4%	52,6%		92,1%	7,9%

II - VALUE OF INDEMNITY

Table 4 below summarizes the value of the indemnities provided by the MME, totaling R$ 14,040 million, of which R$ 5,897 million (19.2%) for hydropower plants and R$ 8,133 million (80.8%) for transmission.

Table 4 - Accounting Values and Indemnity Value - R $ / million

	Generation		Transmission		Total
Companies	Book	Indemnity	Book Value	Indemnity	Book	Indemnity
	Value				Value
Chesf	9.571	5.130	5.206	1.587	14.777	6.717
Furnas	3.543	731	6.858	2.878	10.401	3.608
Eletronorte	112	36	4.568	1.682	4.680	1.718
Eletrosul	0	0	1.959	1.986	1.959	1.986
Total	13.226	5.897	18.590	8.133	31.817	14.030

Investments in reforms and improvements

During the presentation of the methodology for calculating the Indemnity, MME and ANEEL clarified that the amounts have not been considered the investments in renovations, improvements and expansions of existing facilities. This theme will be regulated by the Public Authority, and will entail Eletrobras companies to produce a detailed survey of the amounts involved and a special clain to adjustment of the values of Indemnity in the next tariff review cycle.

In the event of the extension of contracts, the companies must adhere to the terms and conditions of the new contracts, therefore recognizing the loss of assets (in the form of provision), in the amount of R$ 17,787 million (the difference between the accounting residual and the amount of the Indemnity). The actual registration in the form of loss will occur soon after approval of the law regulation.

In the case the extension does not occur, the same effect will be attributed to the result of 2012, also in the form of provision for loss of assets.

III - VALUE OF THE NEW REVENUE

Table 5 summarizes the new revenue to be earned by the assets affected by MP579. For comparison with the current situation, the MP579 revenues were adjusted as follows:

i) Generation: increased R&D1; TFSEE2; CFURH3 and TUST4, and PIS/PASEP/COFINS (Gross).

ii) Transmission: Adjusted by IPCA untily jan/2013 plus PIS/PASEP/COFINS.

Table 5 – New Revenue R$/milhões

Companies	Affected Asset	Actual	MP579	Diference	Reduction
	Generation	5.015,0	1.077,9	-3.937,1	-78,5%
Chesf	Transmission	1.438,0	590,6	-847,4	-58,9%
	Total	6.453,0	1.668,5	-4.784,5	-74,1%
	Generation	1.626,9	596,7	-1.030,2	-63,3%
Furnas	Transmission	2.247,2	694,0	-1,553,2	-69,1%
	Total	3.874,1	1.290,7	-2.583,4	-66,7%
	Generation	56,0	18,4	-37,6	-67,2%
Eletronorte	Transmissão	1.156,0	307,8	-848,2	-73,4%
	Totalion	1.212,0	326,2	-885,8	-73,1%
Eletrosul	Transmission	896,2	447,5	-448,7	-50,1%
Impacto	Generation	6.697,9	1.693,0	-5.004,9	-74,7%
Eletrobras	Transmission	5.737,4	2.039,9	-7.777,3	-64,4%
Total		12.435,3*	3.732,9**	-8.702,4	-70,0%

•	*Values prior to MP-579, valid until the end of concessions
•	** Base value, valid for 30 years, as per MP-579

1 Research and Development 2 Inspection Fee for Electric Energy Services 3 Monetary compensation for the Use of Hydro Resources 4 Tariff of use of transmission system

IV –ANALYSIS OF OPTIONS

Two options regarding the impacts of the MP579  were analyzed:

1 - To extend the Concession Agreements.
2 – Not to extend the Concession Agreements.

Basic assumptions of the financial projections

The preparation of financial projections considered as basic premises:

a) In both options:

i) The  projections prepared include  the assets affected and unaffected by the MP579  in order to get an overall assessment of the company. In case of the assets unaffected  all  current  revenues  of  the respective concession agreements are maintained.

ii) MP579  does not distinguish between option  of extension or termination of the current agreement to maintain the concession  agreement  in relation to the indemnity and  quality required.

iii) Significant improvement  in operating efficiency of the Eletrobras System to allow its competitiveness within the new scenarios established by MP579.

iv) A period of 30 years was projected.

b) not to extend option:

i) selling price of  the energy from 2013 until the end of the concession. The agreements of  sale of energy of the plants  reached by MP579  expire in 2012.

ii) Decommissioning  of the structure of  O & M  and  support  facilities  at the end of the concession.

iii) Indemnity  calculated  according to the  VNR of MP579 adjusted   with the depreciation  with the date of the end of the concession, and receiving upfront.

c) option to extend:

i) Generation and transmission Income as per MP579.

ii)  Indemnity  calculated  according to the VNR  of the MP579  and  receipt  up front in January 2013.

iii) When deemed necessary, purchase  of energy in the market from 2013 to 2015 to backup free consumer contracts with  plants  affected by MP579.

Table 6 below summarizes the results of the calculation of the Net Present Value - NPV considering options for extension and no extension of the concessions.

Table 6 - Analysis of Options - NPV - R$/million

		NPV	NPV no
Companies	Affected Asset	Extension	Extension	(a) – (b)
		(a)	(b)
Chesf	Geração	8.834,1	8.515,2	318,9
	Transmissão
	Geração	8.503,5	8.420,7	109,8
Furnas	Transmissão

Eletronorte	Geração	-85,1	-100,2	15,1
	Transmissão	1.352,5	785,0	567,5
Eletrosul	Transmissão	3.025,8	2.280,7	745,0

V - Amendment TO THE CONCESSION AGREEMENT

The Amedment to the Concession Agreement contains  conditions  and  basic requirements for the renewal of the concession, emphasizing:

a) The concessions referred to in this Agreement  shall be extended  for a period of thirty (30) years, counted individually  for each of the hydro power plants listed, from the first day following the expiry of the concession period, or in the case of the anticipation of its effects, from the first day of  the following month of the signature.  Estensions not allowed.

b) The Concessionaire waives any pre-existing rights that are contrary to the provisions of  Provisional Measure No. 579, of September 11, 2012, and the legal relationships relating to  acts performed during its lifetime, which are preserved, or in the Law that will be converted, referring to concessions .

c) The  assets linked to  granting of concessions which are being extended, indemnified by the Federal Government as per art. 9 of  Decree No.  7805, of 2012,  remain  under special use  by the Concessionaire and recorded as instructed in the Accounting Manual of the Electrical Sector.

VI – IMPLEMENTATION OF THE INDEMNIFICATION PLAN

The total amount of indemnity will be used to cover the investments  in expansion projects.

It is proposed that the EGM, after defining the  determinations  of the MP, give each company  the option as to the receipt of indemnity (cash or installments).

VII - CONCLUSIONS

The sectoral legislation since the Water Code, Decree 24643 of July 1934, states that the reversion of concessions to the Union, after expiration of concessions.

Still according to the legislation previous to MP579, when the concession ends, it should be bid again.

MP579 has opened the option to renew the concessions if the concessionary accepts  the conditions set by the Granting Authority, relating to Advance  expiration  concessions,  prices  and quality requirements.

The amount of compensation calculated  in accordance with legislation in force, but  without considering the effects of  reform, improvement and expansion of the projects, is  less than the book value.
This difference should be adjusted in the financial statements for  2012, however, with the renewal option, a loss of the asset will be recorded and, in the option of  non renewal, as a provision.

In either option, the cost adjustment is necessary in order to cover the loss of revenue (about R$ 8.0 billion) and improvment of operational efficiency.

The revenue reduction will impact cash generation (EBITDA) and debt, affecting the contractual covenants, which should be remedied.

Based on the assumptions presented in the studies of the companies, the option for extending the concessions proved feasible under the financial point of view.

It should be emphasized that the importance of the implementation of improved operational efficiency throughout the Eletrobras  System as a critical success factor in achieving the expected results.

 Relevant themes and diversification of opportunities that should be adopted by the Eletrobras System involving the maintenance of market share, such as the ones listed below, were not contemplated:

i) economies of scale, ii) opportunities for future investment in extended concessions iii) internal  operational synergy and with other   players of the sector, iv) national presence, v) preservation of security and  operational unit of the National Interconnected System and the electrical system managed by Eletrobras.

Original signed by the Executive Board of Directors

ORDINANCE No 578, DATED OCTOBER, 31st 2012.

THE DEPUTY MINISTER OF STATE FOR MINES AND ENERGY, in the use of the powers attributed in the art. 87, sole paragraph, items II and IV, of the Federal Constitution, in view of the provisions of Provisional Measure 579 dated September 11, 2012, and Decree No. 7,805, September 14, 2012, resolves:

Art. 1. Set the initial tariff, as established in art. 13 of provisional measure number 579, as described in the annex to this Ordinance, for the hydroelectric plants stated in art. 1 of provisional measure in 579, based on the value of the Cost of Management of Generation Assets - GAG, observed the decision contemplated in art. 12.

§ 1o The regulatory costs of operation, maintenance, administration, among others, are included in the values of the tariffs.

§ 2o The values contained in this Ordinance were calculated consideringas base date October 2012.

Art. 2o This Ordinance shall be effective on the date of its publication

MÁRCIO PEREIRA ZIMMERMANN
This text does not replace the one published in the 11.01.2012-Extra Edition.

Annex to MME Ordinance 578, October 31, 2012 -p. 1

ANNEX

Tariffs of Electric Energy Generation Concessions

Contract	Concessionaire	Hydroelectric Plant	Power for the purpose of definition of the Management of Generation Assets (MW)	Tariff (R$/kW year)
006/2004-ANEEL	COMPANHIA HIDRO ELÉTRICA DO SÃO FRANCISCO	Paulo Afonso Complex (Apolônio Sales/Moxotó, Paulo Afonso I, Paulo Afonso II, Paulo Afonso III, Paulo Afonso IV)	4.279,60	29,91667
003/2004-ANEEL	COMPANHIA ENERGÉTICA DE SÃO PAULO - CESP	Ilha Solteira Complex (Ilha Solteira, Três Irmãos)	4.251,50	28,62518
006/2004-ANEEL	COMPANHIA HIDRO ELÉTRICA DO SÃO FRANCISCO	Xingó	3.162,00	35,60967
003/2004-ANEEL	COMPANHIA ENERGÉTICA DE SÃO PAULO - CESP	Jupiá (Engenheiro Souza Dias)	1.551,20	40,25851
006/2004-ANEEL	COMPANHIA HIDRO ELÉTRICA DO SÃO FRANCISCO	Luiz Gonzaga (Itaparica)	1.479,60	42,67433
004/2004-ANEEL	FURNAS CENTRAIS ELÉTRICAS S.A.	Marimbondo	1.440,00	39,21777
004/2004-ANEEL	FURNAS CENTRAIS ELÉTRICAS S.A.	Furnas	1.216,00	40,60244
004/2004-ANEEL	FURNAS CENTRAIS ELÉTRICAS S.A.	Estreito (Luiz Carlos Barreto de Carvalho)	1.048,00	41,57983
002/2004-ANEEL	EMPRESA METROPOLITANA DE ÁGUAS E ENERGIA S.A. - EMAE	Henry Borden	889,00	102,15853
007/1997-DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Três Marias	396,00	58,48553
007/1997-DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Volta Grande	380,00	59,08092
004/2004-ANEEL	FURNAS CENTRAIS ELÉTRICAS S.A.	Corumbá I	375,30	57,59175
004/2004-ANEEL	FURNAS CENTRAIS ELÉTRICAS S.A.	Porto Colômbia	319,20	60,93612
45/1999-ANEEL	COPEL GERAÇÃO E TRANSMISSÃO S.A.	Gov. Pedro Viriato Parigot de Souza (Capivari/Cachoeira)	260,00	57,10940
006/2004-ANEEL	COMPANHIA HIDRO ELÉTRICA DO SÃO FRANCISCO	Boa Esperança	237,30	66,73710
004/2004-ANEEL	FURNAS CENTRAIS ELÉTRICAS S.A.	Funil	216,00	66,58729
25/2000-ANEEL	COMPANHIA ESTADUAL DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA - CEEE- GT	Jacuí	180,00	75,04383
25/2000-ANEEL	COMPANHIA ESTADUAL DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA - CEEE- GT	Passo Real	158,00	65,59124
007/1997-DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Salto Grande	102,00	89,27921
002/2012-ANEEL	CENTRAIS ELÉTRICAS DO NORTE DO BRASIL	Coaracy Nunes	76,95	100,25490
007/1997-DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Itutinga	52,00	94,88619
007/1997-DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Camargos	46,00	92,23039
25/2000-ANEEL	COMPANHIA ESTADUAL DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA - CEEE- GT	Canastra	42,50	101,71999
006/2004-ANEEL	COMPANHIA HIDRO ELÉTRICA DO SÃO FRANCISCO	Funil	30,00	103,71246
011/1999-ANEEL	EMPRESA SANTA CRUZ GERAÇÃO DE ENERGIA S.A.	Paranapanema	29,84	113,95863
002/2004-ANEEL	EMPRESA METROPOLITANA DE ÁGUAS E ENERGIA S.A. - EMAE	Porto Góes	24,80	127,89610
55/1999-ANEEL	Celesc Geração S.A.	Palmeiras	24,60	120,87788
002/2004-ANEEL	EMPRESA METROPOLITANA DE ÁGUAS E ENERGIA S.A. - EMAE	Rasgão	22,00	118,52527
006/2004-ANEEL	COMPANHIA HIDRO ELÉTRICA DO SÃO FRANCISCO	Pedra	20,01	82,64841
10/1999-ANEEL	COMPANHIA LESTE PAULISTA DE ENERGIA	Rio do Peixe	18,06	103,29087
007/1997-DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Piau	18,01	140,93844
55/1999-ANEEL	CELESC GERAÇÃO S.A.	Bracinho	15,00	130,44562
003/2006-ANEEL	SOCIBE ENERGIA S.A.	Agro Trafo	14,68	124,59594
062/2000-ANEEL	CELG GERAÇÃO E TRANSMISSÃO S.A.	São Domingos	14,34	129,12653
007/1997-DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Gafanhoto	14,00	127,51929
25/2000-ANEEL	COMPANHIA ESTADUAL DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA - CEEE- GT	Bugres	11,12	170,49279
007/1997-DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Peti	9,40	158,87350
55/1999-ANEEL	CELESC GERAÇÃO S.A.	Garcia	8,92	172,65642
048/1999-ANEEL	DME DISTRIBUIÇÃO S.A. - DMED	Pedro Affonso Junqueira (Antas I)	8,60	157,27263
007/1997-DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Tronqueiras	8,50	146,19005
007/1997-DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Joasal	8,40	160,02056
45/1999-ANEEL	COPEL GERAÇÃO E TRANSMISSÃO S.A.	Mourão I	8,20	163,57187
007/1997-DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Martins	7,70	129,76072
55/1999-ANEEL	CELESC GERAÇÃO S.A.	Cedros (Rio dos Cedros)	7,28	192,37890
007/1997-DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Cajurú	7,20	152,18112
39/1999-ANEEL	ZONA DA MATA GERAÇÃO S.A.	Ervália	6,97	147,65355
39/1999-ANEEL	ZONA DA MATA GERAÇÃO S.A.	Neblina	6,47	180,94701
55/1999-ANEEL	CELESC GERAÇÃO S.A.	Salto (Salto Weissbach)	6,28	192,48094
39/1999-ANEEL	ZONA DA MATA GERAÇÃO S.A.	Coronel Domiciano	5,04	192,21548
25/2000-ANEEL	COMPANHIA ESTADUAL DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA - CEEE- GT	Ernestina	4,80	190,88203
55/1999-ANEEL	CELESC GERAÇÃO S.A.	Pery	4,40	217,58880
007/1997-DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Paciência	4,08	188,19722
006/2004-ANEEL	COMPANHIA HIDRO ELÉTRICA DO SÃO FRANCISCO	Araras	4,00	38,86361
007/1997-DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Marmelos	4,00	204,86441
062/2000-ANEEL	CELG GERAÇÃO E TRANSMISSÃO S.A.	Rochedo	4,00	204,08464
25/2000-ANEEL	COMPANHIA ESTADUAL DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA - CEEE- GT	Capigui	3,76	157,56361
107/2000-ANEEL	DEPARTAMENTO MUNICIPAL DE ENERGIA DE IJUÍ - DEMEI	Passo do Ajuricaba	3,40	196,68026
043/1999-ANEEL	COMPANHIA HIDROELÉTRICA SÃO PATRÍCIO - CHESP	Cachoeira do Lavrinha (São Patrício)	3,01	206,34411
07/1999-ANEEL	QUATIARA ENERGIA S.A.	Quatiara	2,60	214,31435
55/1999-ANEEL	CELESC GERAÇÃO S.A.	Ivo Silveira	2,60	226,23572
007/1997-DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Dona Rita	2,41	193,26319
09/1999-ANEEL	COMPANHIA JAGUARI DE ENERGIA - CJE	Macaco Branco	2,36	232,66941
007/1997-DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Sumidouro	2,12	139,73608
007/1997-DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Anil	2,08	216,85424
45/1999-ANEEL	COPEL GERAÇÃO E TRANSMISSÃO S.A.	Chopim I	1,98	249,13342
25/2000-ANEEL	COMPANHIA ESTADUAL DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA - CEEE- GT	Guarita	1,76	231,58120
45/1999-ANEEL	COPEL GERAÇÃO E TRANSMISSÃO S.A.	Rio dos Patos	1,72	237,48997
25/2000-ANEEL	COMPANHIA ESTADUAL DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA - CEEE- GT	Herval	1,44	175,88789
39/1999-ANEEL	ZONA DA MATA GERAÇÃO S.A.	Sinceridade	1,42	185,30162
007/1997-DNAEE	CEMIG GERAÇÃO E TRANSMISSÃO S.A. - CEMIG GT	Poquim	1,41	251,18478
25/2000-ANEEL	COMPANHIA ESTADUAL DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA - CEEE- GT	Santa Rosa	1,40	255,85368
08/1999-ANEEL	QUATIARA ENERGIA S.A.	Pari	1,34	254,22740
25/2000-ANEEL	COMPANHIA ESTADUAL DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA - CEEE- GT	Passo do Inferno	1,33	217,89820
011/1999-ANEEL	EMPRESA SANTA CRUZ GERAÇÃO DE ENERGIA S.A.	Rio Novo	1,26	258,50965
25/2000-ANEEL	COMPANHIA ESTADUAL DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA - CEEE- GT	Forquilha	1,00	324,44189
25/2000-ANEEL	COMPANHIA ESTADUAL DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA - CEEE- GT	Ijuizinho	1,00	290,29263

ORDINANCE No 579, DATED OCTOBER, 31st 2012.

THE DEPUTY MINISTER OF STATE FOR MINES AND ENERGY, in the use of the powers granted by art. 87, sole paragraph, items II and IV, of the Federal Constitution, in view of the provisions of the provisional measures 579 of September 11, 2012, and in Decree No. 7,805, September 14, 2012, and considering the studies contemplated in art. 11 of the decree at 7,805, September 14, 2012, which were carried out by the National Electric Energy Agency (ANEEL) and formed the basis for the definition of the Allowed Annual Revenue – RAP of the installations of electric power transmission stated in art. 6 of provisional measure 579, of September 11, 2012, resolves:

Art. 1 Set the initial RAP, contemplated in art. 13 of the provisional measure 579, as described in the annex to this Ordinance, of the electrical power transmission concessions stated in art. 6 of the referred provisional measure, observing the decision provided in art. 12.

§ 1. In the RAP values of the charges of Research and Development, are included in accordance with art. 3 of law No. 9,991, of July 24, 2000, and the supervision of Electric Energy services tax, pursuant to art. 12 of law No. 9,427 of December 26, 1996.

§ 2. The values contained in this Ordinance were calculated considering as base date October 2012.

Art. 2o This Ordinance shall be effective on the date of its publication

MÁRCIO PEREIRA ZIMMERMANN

This text does not replace the one published in the 11.01.2012-Extra Edition.

Annex to MME Ordinance 579, October 31, 2012 - p.1

ANNEX

Annual Allowed Revenues of Public Service Electric Energy Transmission

Contract	Concessionaire	AAR (R$/year)
063/2001-ANEEL	Celg Geração e Transmissão S.A. - CELG-GT	16.468.803,68
006/1997-DNAEE	Cemig Geração e Transmissão S.A. - CEMIG GT	148.535.678,05
058/2001-ANEEL	Centrais Elétricas do Norte do Brasil S.A. - ELETRONORTE	276.252.486,49
059/2001-ANEEL	Companhia de Transmissão de Energia Elétrica Paulista - CTEEP	515.621.172,35
055/2001-ANEEL	Companhia Estadual de Geração e Transmissão de Energia Elétrica - CEEE-GT	177.047.949,36
061/2001-ANEEL	Companhia Hidro Elétrica do São Francisco - CHESF	517.607.206,41
060/2001-ANEEL	Copel Geração e Transmissão S.A. - COPEL	116.093.982,73
057/2001-ANEEL	Eletrosul Centrais Elétricas S.A. - ELETROSUL	406.109.440,15
062/2001-ANEEL	Furnas - Centrais Elétricas S.A. - FURNAS	629.802.717,27

INTERMINISTERIAL ORDINANCE 580/MME/MF, NOVEMBER 1st 2012

THE DEPUTY MINISTER OF STATE FOR MINES AND ENERGY AND THE MINISTER OF STATE OF FINANCE, in the use of the powers given them by art. 87, sole paragraph, items II and IV, of the Federal Constitution, in view of the provisions of the provisional measure 579 of September 11, 2012, and  Decree No. 7,805, of September 14, 2012.

Considering:

a)    the studies conducted by EPE - Energy Research Company for the definition of New Replacement Value - VNR of the electric energy generation projects contemplated in art. 10 of decree at nº 7,805 of 2012; and

b)    the studies conducted by the Electric Energy National Agency (ANEEL) - for the definition of New Replacement Value - VNR of the transmission installation contemplated in art. 11 of decree 7,805 of 2012; and

RESOLVE:

Art. 1In accordance with Annex I to this Ordinance, the values of compensation, referred of June 2012 prices, for hydropower plants stated in art. 1of  provisional measure 579, of September 11, 2012, are defined subject to the provisions of art. 9 of Decree at 7,805, of September 14, 2012.

Sole Paragraph. The compensation concerning the hydroelectric power plants with total power equal to or less than 30 MW, which have not entered into commercial operation in the totality of its power by December 31, 2012, will be included in the tariff review.

Art. 2º In the form set out in Annex II to this Ordinance, the amounts of compensation are defined, referenced at October 2012 prices, facilities which are part of members of electric power transmission, stated in art. 6 of the aforementioned provisional measure, subject to the provisions of art. 9 of Decree at 7,805, of 2012

Art. 3º The amount of compensations will be updated until the date of its effective payment, for the concessionaires, by the national consumer price index - IPCA relative to the month preceding the payment, in accordance with the first paragraph of art. 9 of Decree 7,805, of 2012.

Sole Paragraph. In case of extinction of the IPCA, another official index will be adopted which will replace it and, in the absence of such, another index with similar function, as determined by the concession grantor will be used.

(P. 2 of Interministerial Ordinance no 580/MME/MF, of November 1st, 2012)

Art. 4°  The concessionaire will be entitled to the receipt of the compensation contemplated in the arts. 1st and 2nd of this Ordinance in accordance with the following alternatives:

I – Cash payment, to be paid within 45 days of the date of signature of the amendment to the concession contract, updated by the IPCA observed in art. 3°;

II – In monthly installments, to be paid until the expiration of the concession contract in force on the date of publication of this Ordinance, updated by the IPCA observed the art. 3° plus the remuneration by the weighted average cost of Capital (WACC) of 5.59% real, per year, from the first day of the month of the signature of the amendment to the concession contract.

§ 1° The monthly installments referred to in item II of this article shall be paid on the 15th day of each month, respecting the minimum period of 45 days from the signing of the amendment to the concession contract for the payment of the first installment.

§ 2° The concessionaire must submit application to the Ministry of Mines and Energy indicating the payment alternative contemplated in the caput, on the date of the signature of the amedment to the concession contract pursuant to § 1 of art. 12 of provisional measure 579, of 2012.

Art. 5° This Ordinance shall become effective on the date of its publication

MÁRCIO PEREIRA ZIMMERMANN	GUIDO MANTEGA
Deputy State Minister of Mines and Energy	Minister of Finance

This text does not replace the one published in the 11.01.2012-Extra Edition.

ANNEX I

Compensation amount for Electric Energy Generation Concessions

Contract	Concessionaire	National Registry of Legal Entities	Hydroelectric Plant	Power (MW)	Compensation (R$)	Operation and Comercial start date
003/2004-Energética ANEEL	Companhia de São Paulo - CESP	60.933.603/0001-78	Ilha Solteira	3.444,00	21.886.060,00	07/18/1973
006/2004 Elétrica ANEEL	Companhia Hidro do São Francisco - CHESF	33.541.368/0001-16	Xingó	3.162,00	2.925.318.050,00	12/16/1994
006/2004- ANEEL	Companhia Hidro Elétrica do São Francisco - CHESF	33.541.368/0001-16	Paulo Afonso IV	2.462,40	360.472.600,00	12/01/1979
006/2004- ANEEL	Companhia Hidro Elétrica do São Francisco - CHESF	33.541.368/0001-16	Luiz Gonzaga (Itaparica)	1.479,60	1.687.105.590,00	06/13/1988
004/2004 Centrais ANEEL	FURNAS - Furnas Elétricas S/A.	23.274.194/0001-19	Marimbondo	1.440,00	64.368.040,00	10/25/1975
003/2004-Energética ANEEL	Companhia de São Paulo - CESP	60.933.603/0001-78	Três Irmãos	807,50	985.691.850,00	11/28/1983
006/2004 Elétrica ANEEL	Companhia Hidro do São Francisco - CHESF	33.541.368/0001-16	Apolônio Sales (Moxotó)	400,00	84.612.540,00	04/15/1977
004/2004 Centrais ANEEL	FURNAS - Furnas Elétricas S/A.	23.274.194/0001-19	Corumbá I	375,00	666.571.570,00	10/31/1996
006/2004- ANEEL	Companhia Hidro Elétrica do São Francisco - CHESF	33.541.368/0001-16	Boa Esperança (Castelo Branco)	237,30	72.783.280,00	10/02/1970
002/2012- ANEEL	Centrais Elétricas do Norte do Brasil S/A - ELETRONORTE	00.357.038/0001-16	Coaracy Nunes	67,98	35.492.480,00	12/30/1975
ANEEL	048/1999-DISTRIBUIÇÃO DME S.A. - DMED	23.664.303/0001-04	Antas I (Pedro Affonso Junqueira)	8,78	27.187.360,00	1911
039/1999- ANEEL	Zona da Mata Geração S.A	04.677.733/0001-16	Ervália	6,97	26.407.480,00	1999
039/1999- ANEEL	Zona da Mata Geração S.A	04.677.733/0001-16	Coronel Domiciano	5,04	20.421.790,00	1911
055/1999- ANEEL	Celesc Geração S. A. - CELESC	08.336.804/0001-78	Pery	30,00	98.493.980,00	1965
043/1999- ANEEL	Companhia Hidroelétrica São Patrício	01.377.555/0001-10	Cachoeira do Lavrinha	3,01	854.080,00	1981

ANNEX II

Compensation Amount for Transmission

Contract	Concessionaire	National Registry of Legal Entity	Compensation (R$)
055/2001-ANEEL	Companhia Estadual de Geração e Transmissão de Energia Elétrica - CEEE-GT	92.715.812/0001-31	661.085.854,71
063/2001-ANEEL	Celg Geração e Transmissão S.A. - CELG-GT	07.779.299/0001-73	98.740.514,73
006/1997-DNAEE	Cemig Geração e Transmissão S.A. - CEMIG GT	06.981.176/0001-58	285.438.044,29
061/2001-ANEEL	Companhia Hidro Elétrica do São Francisco - CHESF	33.541.368/0001-16	1.587.160.434,07
060/2001-ANEEL	Copel Geração e Transmissão S.A. - COPEL	04.370.282/0001-70	893.922.937,78
059/2001-ANEEL	Companhia de Transmissão de Energia Elétrica Paulista - CTEEP	02.998.611/0001-04	2.891.290.828,50
058/2001-ANEEL	Centrais Elétricas do Norte do Brasil S.A. - ELETRONORTE	00.357.038/0001-16	1.682.267.636,86
057/2001-ANEEL	Eletrosul Centrais Elétricas S.A. - ELETROSUL	00.073.957/0001-68	1.985.568.720,82
062/2001-ANEEL	Furnas - Centrais Elétricas S.A. - FURNAS	23.274.194/0001-19	2.878.027.799,89

Order of the Minister: Grant of request for extension of the term of the concessions of Hydroelectric plants Provisional Measure 579/2012 and 7,805/2012 Decree

1

Contract	Concessionaire	Plant	Deadline Concession
039/1999-ANEEL	Zona da Mata Geração S.A	Coronel Domiciano	12/31/2042
		Ervália	12/31/2042
		Neblina	08/03/2038
		Sinceridade	08/03/2038

2

Contract	Concessionaire	Plant	Deadline Concession
055/1999-ANEEL	Celesc Geração S.A	Bracinho	12/31/2042
		Cedros (Rio dos Cedros)	12/31/2042
		Garcia	12/31/2042
		Ivo Silveira	12/31/2042
		Pery	12/31/2042
		Palmeiras	12/31/2042
		Salto (Salto Weissbach)	12/31/2042
OBS: Piraí plant rejected

3

Contract	Concessionaire	Plant	Deadline Concession
02/2004-ANEEL	Empresa Metropolitana de Águas e Energia S.A. - EMAE	Henry Borden	11/30/2042
		Porto Góes	11/30/2042
		Rasgão	11/30/2042
OBS: Isabel and Edgar de Souza plants rejected

4

Contract	Concessionaire	Plant	Deadline Concession
02/2012-ANEEL	Eletronorte	Coaracy Nunes	12/31/2042

5

Contract	Concessionaire	Plant	Deadline Concession
025/2000-ANEEL	CEEE-GT	Bugres	12/31/2042
		Canastra	12/31/2042
		Capigui	12/31/2042
		Ernestina	12/31/2042
		Forquilha	12/31/2042
		Guarita	12/31/2042
		Herval	12/31/2042
		Ijuizinho	12/31/2042
		Jacuí	12/31/2042
		Passo do Inferno	12/31/2042
		Passo Real	12/31/2042
		Santa Rosa	31/12/2042
OBS: Toca plant rejected

6

Contract	Concessionaire	Plant	Deadline Concession
04/2004-ANEEL	FURNAS S.A.	Corumbá I	12/31/2042
		Estreito (Luiz Carlos Barreto de Carvalho)	12/31/2042
		Funil	12/31/2042
		Furnas	12/31/2042
		Marimbondo	12/31/2042
		Porto Colômbia	12/31/2042

7

Contract	Concessionaire	Plant	Deadline Concession
043/1999-ANEEL	CHESP	Cachoeira do Lavrinha (São Patrício)	03/17/2041

8

Contract	Concessionaire	Plant	Deadline Concession
107/2000-ANEEL	DEMEI	Passo do Ajuricaba	12/31/2042

9

Contract	Concessionaire	Plant	Deadline Concession
94,436 Decree, dated 06.11.1987	CERR	Paredão	rejected
10
Contract	Concessionaire	Plant	Deadline Concession
062/2000-ANEEL	CELG - GT	Rochedo	31/12/2042
		São Domingos	05/24/2041

11

Contract	Concessionaire	Plant	Deadline Concession
03/2004-ANEEL	CESP	Ilha Solteira	11/18/2041
		Jupiá (Engenheiro Souza Dias)	12/31/2042
		Três Irmãos	11/18/2041

12

Contract	Concessionaire	Plant	Deadline Concession
048/1999-ANEEL	DMED	Pedro Affonso Junqueira (Antas I)	12/31/2042

13

Contract	Concessionaire	Plant	Deadline Concession
045/1999-ANEEL	COPEL	Chopim I	12/31/2042
		Governador Pedro Viriato Parigot de Souza (Capivari/Cachoeira)	12/31/2042
		Mourão I	12/31/2042
		Rio dos Patos	12/31/2042

14

Contract	Concessionaire	Plant	Deadline Concession
09/1999-ANEEL	Companhia Jaguari de Energia - CJE	Macaco Branco	12/31/2042

15

Contract	Concessionaire	Plant	Deadline Concession
011/1999-ANEEL	Santa Cruz Geração de Energia S.A.	Paranapanema	12/31/2042
		Rio Novo	12/31/2042

16

Contract	Concessionaire	Plant	Deadline Concession
07/1999-ANEEL	Quatiara Energia S.A.	Quatiara	12/31/2042

17

Contract	Concessionaire	Plant	Deadline Concession
06/2004-ANEEL	CHESF	Apolônio Sales (Moxotó)	12/31/2042
		Araras	12/31/2042
		Boa Esperança	12/31/2042
		Funil	12/31/2042
		Luiz Gonzaga (Itaparica)	12/31/2042
		Paulo Afonso I	12/31/2042
		Paulo Afonso II	12/31/2042
		Paulo Afonso III	12/31/2042
		Paulo Afonso IV	12/31/2042
		Pedra	12/31/2042
		Xingó	12/31/2042
OBS: Piloto plant rejected

18

Contract	Concessionaire	Plant	Deadline Concession
07/1997-DNAEE	CEMIG	Anil	12/31/2042
		Cajurú	12/31/2042
		Camargos	12/31/2042
		Gafanhoto	12/31/2042
		Itutinga	12/31/2042
		Joasal	12/31/2042
		Marmelos	12/31/2042
		Martins	12/31/2042
		Paciência	12/31/2042
		Peti	12/31/2042
		Piau	12/31/2042
		Poquim	12/31/2042
		Salto Grande	12/31/2042
		Sumidouro	12/31/2042
		Três Marias	12/31/2042
		Tronqueiras	12/31/2042
		Volta Grande	12/31/2042
		Dona Rita	04/18/2038

19

Contract	Concessionaire	Plant	Deadline Concession
010/1999-ANEEL	Companhia Leste Paulista de Energia	Rio do peixe	12/31/2042

20

Contract	Concessionaire	Plant	Deadline Concession
08/1999-ANEEL	Quatiara Energia S.A.	Pari	12/31/2042

21

Contract	Concessionaire	Plant	Deadline Concession
03/2006-ANEEL	Socibe Energia S.A.	Agro trafo	12/31/2042

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.